SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934 - No fee required

For the Fiscal year ended: December 31, 2003

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934 - No fee required

For the transition period from _____ to _____

Commission File Number: 0-13888

CHEMUNG CANAL TRUST COMPANY PROFIT SHARING, SAVINGS & INVESTMENT PLAN

_________________________________________________________________

(Full title of plan)

CHEMUNG FINANCIAL CORPORATION

_____________________________________

(Name of issuer of the securities held pursuant to the plan)

One Chemung Canal Plaza, P.O. Box 1522

Elmira, New York 14902

(607) 737-3711

___________________________________

(Address of principal executive offices)

CHEMUNG CANAL TRUST COMPANY

PROFIT SHARING, SAVINGS AND INVESTMENT PLAN

ELMIRA, NEW YORK

AUDITED FINANCIAL STATEMENTS

SUPPLEMENTAL SCHEDULES

AND

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2003 AND 2002

CONTENTS

AUDITED FINANCIAL STATEMENTS	PAGE

Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available for Benefits	4

Statements of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6

SUPPLEMENTAL SCHEDULES

Form 5500 - Schedule H - Part IV:

Item 4i - Schedule of Assets Held for Investment Purposes
at End of Year - December 31, 2003	10

Item 4j - Schedule of Reportable Transactions -
Year Ended December 31, 2003	11

Exhibit Number	Description
23.1	Consent of Mengel, Metzger, Barr & Co. LLP
23.2	Consent of KPMG LLP
23.3	KPMG Opinion
99	906 Certification

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Pension and Profit Sharing Committee

Chemung Canal Trust Company

Profit Sharing, Savings and Investment Plan

We have audited the accompanying statement of net assets available for benefits of the Chemung Canal Trust Company Profit Sharing, Savings and Investment Plan as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Chemung Canal Trust Company Profit Sharing, Savings and Investment Plan as of December 31, 2002, were audited by other auditors whose report dated June 24, 2003, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 , and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes At End of Year - December 31, 2003 and Schedule of Reportable Transactions - December 31, 2003 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2003 financial statements, and in our opinion, are fairly stated in all material respects in relation to the basic 2003 financial statements taken as a whole.

/s/Mengel, Metzger, Barr & Co. LLP

Elmira, New York

May 28, 2004

CHEMUNG CANAL TRUST COMPANY

PROFIT SHARING, SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2003	2002
ASSETS
Investments, at fair value:
Chemung Financial Corporation common stock	$9,461,628	$7,026,523

Chemung Canal Trust Company common trust funds:
Short-Term Bond Fund	1,498,544	1,339,484
Core Bond Fund	1,508,508	1,450,940
Core Growth Fund	2,052,718	1,588,181
Growth and Income Fund	1,128,530	923,060

Mutual funds:
Federated Prime Obligations Fund	98,399	228,681
Federated Automated Cash Management	324,017	222,734
Federated Stock Trust Fund	252,748	244,262
Artisan International Fund	334,446	230,117
Dodge & Cox Stock Fund	2,228,606	1,491,668
Nicholas Applegate International Growth Opportunities Fund	346,599	214,210
Vanguard Index Trust 500 Index Fund	368,647	246,833
Westport Select Cap Fund	506,944	315,150
AIM Small Cap Growth Fund	359,821	248,446
TOTAL INVESTMENTS	20,470,155	15,770,289

Cash and cash equivalents	16,925	49,865
Accrued income receivable	60,663	60,569
Employer contributions receivable	-	152,582
Participant contributions receivable	-	7,000
TOTAL ASSETS	20,547,743	16,040,305

LIABILITIES
Benefit claims payable	1,757	-
Other liabilities	1,563	-
TOTAL LIABILITIES	3,320	-

NET ASSETS AVAILABLE	$20,544,423	$16,040,305

The accompanying notes are an integral part of the financial statements.

CHEMUNG CANAL TRUST COMPANY

PROFIT SHARING, SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
	December 31,
	2003	2002
ADDITIONS
Additions to net assets attributed to:
Investment income:
Interest and dividends	$243,557	$462,312
Contributions:
Employer	207,236	568,188
Participant	658,222	642,210
	865,458	1,210,398

Other income	13,210	-
TOTAL ADDITIONS	1,122,225	1,672,710

DEDUCTIONS
Deductions from net assets attributed to:
Benefits paid to participants	737,395	1,505,090
TOTAL DEDUCTIONS	737,395	1,505,090

Net appreciation (depreciation) in fair value of investments	4,119,288	(1,506,086)
NET INCRESAE (DECREASE)	4,504,118	(1,338,466)

Net assets available for benefits
at beginning of year	16,040,305	17,378,771
NET ASSETS AVAILABLE FOR BENEFITS
At end of year	$20,544,423	$16,040,305

The accompanying notes are an integral part of the financial statements.

NOTE A: DESCRIPTION OF PLAN

The following description of the Chemung Canal Trust Company Profit Sharing, Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan which was restated in 1985 to incorporate 401(k) savings and investment provisions. Under the restated plan, investment accounts attributable to employer contributions made for plan years ended before January 1, 1985 were maintained. Withdrawal privileges continue on these assets with certain limitations on frequency and amount. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

Eligibility

A participant is eligible to make voluntary contributions at the beginning of the quarter following three months of employment and attainment of age 21. A participant is eligible for discretionary employer contributions after attainment of age 21 and completion of one year of credited service.

Vesting

Participants are immediately vested in all contributions and earnings thereon.

Contributions

Participants may contribute of up to 70% of their current compensation, as defined, for investment in one or all of the available investment alternatives. Contributions are subject to certain Internal Revenue Service limitations in each year.

The Plan sponsor may match 50% of the voluntary contributions made by an eligible participant up to 6% of the participant's current compensation, as defined. Prior to January 1, 2001, these matching contributions were invested in Chemung Financial Corporation common stock, except for participants age 50 or greater, for which these matching contributions were participant-directed. Subsequent to January 1, 2001, these matching contributions are completely participant-directed. Subsequent to January 1, 2004 employer matching contributions are discretionary and contributed annually as directed by the Board of Directors.

Additionally, the Plan sponsor may contribute amounts annually at the discretion of the Board of Directors. Prior to July 1, 2002, these discretionary contributions were invested in Chemung Financial Corporation common stock, except for participants age 50 or greater, for which these contributions were participant-directed. Subsequent to July 1, 2002, these contributions are completely participant-directed. The Plan sponsor has the right to discontinue such discretionary contributions at any time.

Payment of benefits

Upon termination of service, the participant's account is either maintained in the Plan, transferred to an individual retirement account in the participant's name, directly rolled over into a qualified retirement plan or paid to the participant in a lump sum.

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment valuation and income recognition

The Trustee holds the Plan's investments and executes transactions therein. Investments in equity or debt securities, or mutual funds that are traded on national securities exchanges are valued at quoted market prices. Chemung Financial Corporation's common stock is inactively traded in the over-the-counter market. Its market price is determined by the Trustee based upon actual transactions reported by a brokerage firm that maintains a market in the stock. Units of participation in the Chemung Canal Trust Company common trust funds are valued based on the underlying quoted market value of the securities held by each fund. Purchases and sales of securities are recorded on a trade date basis.

The Plan invests in various types of investment securities. Investment securities are exposed to various risk, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying statement of net assets available for benefits.

Administrative expenses

The Plan sponsor has elected to pay certain administrative expenses of the Plan.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

NOTE C: INVESTMENTS

The following presents the fair value of investments and the net appreciation (depreciation) of fair value as determined by Chemung Canal Trust Company. Investments that represent 5% or more of the Plan's assets are separately identified:
	December 31, 2003		December 31, 2002
	Net appreciation at fair value during the year	Fair value at end of year	Net appreciation (depreciation) at fair value during the year	Fair value at end of year
Chemung Financial Corporation common stock	$ 2,399,002	$ 9,461,628	$ (714,983)	$ 7,026,523
Chemung Canal Trust Company common trust funds: Short-Term Bond Fund Core Bond Fund Core Growth Fund Growth and Income Fund	33,405 40,767 425,916 164,497	1,498,544 1,508,508 2,052,718 1,128,530	18,749 27,520 (578,996) (131,220)	1,339,484 1,450,940 1,588,181 923,060
Mutual funds: Dodge & Cox Stock Fund Other	515,483 540,218	2,228,606 2,591,621	- (127,156)	1,491,668 1,950,433
	$ 4,119,288	$20,470,155	$ (1,506,086)	$15,770,289

NOTE D: TAX STATUS

The Internal Revenue Service has determined and informed the Bank by a letter dated March 4, 2002, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of IRC.

NOTE E: PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants have a fully vested interest in their accounts and their accounts will be paid to them as provided by the plan document.

NOTE F: RELATED PARTY TRANSACTIONS

Chemung Canal Trust Company (the Bank), a wholly owned subsidiary of Chemung Financial Corporation, is the Plan sponsor and acts as trustee for the Plan's assets. In addition, the Plan invests in common trust funds managed by the Bank (representing 30% and 33% of net assets at December 31, 2003 and 2002, respectively) and Chemung Financial Corporation common stock (representing 46% and 44% of net assets at December 31, 2003 and 2002, respectively).

CHEMUNG CANAL TRUST COMPANY

PROFIT SHARING, SAVINGS AND INVESTMENT PLAN

SUPPLEMENTAL SCHEDULES

CHEMUNG CANAL TRUST COMPANY

PROFIT SHARING, SAVINGS AND INVESTMENT PLAN

EIN: 16-0380815

PLAN #: 002

FORM 5500 - SCHEDULE H - PART IV

ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

AT END OF YEAR - DECEMBER 31, 2003

(a)	(b)	( c )	(e)
Party in interest	Identity of issuer, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Current value
*	Chemung Financial Corporation	262,823 share of common stock	$ 9,461,628
*	Chemung Canal Trust Company common stock funds: Short-Term Bond Fund Core Bond Fund Core Growth Fund Growth and Income Fund	142,727 units 141,908 units 140,050 units 71,746 units	1,498,544 1,508,508 2,052,718 1,128,530

Mutual Funds:

Federated Prime Obligations Fund

Federated Automated Cash Management

Federated Stock Trust Fund

Artisan International Fund

Dodge & Cox Stock Fund

Nicholas Applegate International

Growth Opportunities Fund

Vanguard Index Trust 500 Index Fund

Westport Select Cap Fund

AIM Small Cap Growth Fund

		98,399 units 324,017 units 7,375 units 17,686 units 19,587 units 12,567 units 3,591 units 23,265 units 13,995 units	98,399 324,017 252,748 334,446 2,228,606 346,599 368,647 506,944 359,821
		TOTAL INVESTMENTS	$20,470,155

Note: Certain cost information in column (d) is not applicable as investments are participant directed under an individual account plan.

CHEMUNG CANAL TRUST COMPANY

PROFIT SHARING, SAVINGS AND INVESTMENT PLAN

EIN: 16-0380815

PLAN #: 002

FORM 5500 - SCHEDULE H - PART IV

ITEM 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

YEAR ENDED DECEMBER 31, 2003

(a) Identity of party involved	(b) Description of asset (including interest rate and maturity in case of a loan)	(c) Purchase price	(d) Selling price	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain or (loss)

Series of transactions

Federated Prime Obligations Fund	Series of 242 purchases Series of 185 sales	$1,544,566 $ -	$ - 1,674,655	$1,544,566 1,674,655	$1,544,566 1,674,655	$ - $ -

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CHEMUNG CANAL TRUST COMPANY PROFIT SHARING, SAVINGS & INVESTMENT PLAN

Administrator: CHEMUNG CANAL TRUST COMPANY

Date: June 29, 2004		_____________________________
	By:	/s/Linda M. Struble
Plan Administrator